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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:   1

Name of Issuer:  Diamond Offshore Drilling, Inc.

Title of Class of Securities: Common Stock, par value $.01 per share

CUSIP Number: 252 71C 102

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Gary J. Wolfe, Esq., Seward & Kissel, One Battery Park Plaza,
                New York, NY 10004; (212) 574-1200

     (Date of Event which Requires Filing of this Statement)

                          May 24, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



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CUSIP No. 252 71C 102

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Forvaltnings AB Ratos

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         OO

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Sweden

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         378,838

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         378,838

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         378,838

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         0.6%

14. Type of Reporting Person

         CO



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The purpose of this Amendment No. 1 is to amend the Schedule 13D filed on May 9, 1996 (the "Schedule") by Forvaltnings AB Ratos ("Ratos") relating to the ownership of the Common Stock, $0.01 par value, of Diamond Offshore Drilling, Inc., a Delaware corporation ("Diamond"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning set forth in the Schedule.

Item 1.  Security and Issuer

         No change

Item 2.  Identity and Background

         No change

Item 3.  Source and Amount of Funds or Other Consideration

         No change

Item 4.  Purpose of Transaction

         The Offering described in the Schedule was completed on May 24, 1996. 328,838 shares of Common Stock owned by Ratos remain subject to an over-allotment option in favor of the Underwriters and the International Managers (as defined in Item 5 below). Subject to this over-allotment option, 378,838 shares of Common Stock are held by Ratos for investment purposes.

Item 5.  Interest in Securities of the Issuer

         Ratos is deemed to be the beneficial owner of 378,838 shares of Common Stock representing approximately 0.6% of the outstanding Common Stock, based on Diamond's most recent filing with the Commission.

         To the best of Ratos' knowledge, Alphee S.A. ("Alphee"), a Luxembourg corporation, whose principal place of business is located at 11 Avenue De La Gare, Grand Duchy of Luxembourg, owns an aggregate of 473,477 shares of Common Stock on the date hereof, representing 0.7% of the outstanding Common Stock.

         Ratos sold 3,288,369 shares of Common Stock on May 24, 1996 in an underwritten secondary offering pursuant to (i) the Registration Statement and as further described in the prospectus supplement, dated May 20, 1996 to the prospectus contained in the Registration Statement, (ii) the U.S. Purchase Agreement dated as of May 20, 1996 (the "U.S. Purchase Agreement"), by and among Diamond, Ratos, Alphee (Alphee, together with Ratos, the "Selling Stockholders") and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, CS First Boston Corporation and Salomon Brothers



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Inc (the "Underwriters") and (iii) the International Purchase
Agreement dated as of May 20, 1996 (the "International Purchase Agreement, and together with the U.S. Purchase Agreement, the "Purchase Agreements") by and among Diamond, the Selling Stockholders, Merrill Lynch International, CS First Boston Limited and Salomon Brothers International Limited (the "International Managers").

         Ratos ceased to be the beneficial owner of more than five percent of the shares of Common Stock on May 24, 1996. As a result, this is the final amendment to this Schedule.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         In addition to the Shareholders' Agreement described in
Item 6 of the Schedule, Ratos, together with Alphee, is a party to the Purchase Agreements relating to the sale by Ratos and Alphee of 3,288,369 and 4,234,771 shares of Common Stock, respectively, to the Underwriters and the International Managers and the offer of such shares to the public under the Registration Statement. Forms of the U.S. Purchase Agreement and the International Purchase Agreement have been filed as Exhibit Nos.
1.1 and 1.2, respectively, to Post-Effective Amendment No. 1 to the Registration Statement. Pursuant to the Purchase Agreements, 328,838 shares of Common Stock owned by Ratos remain subject to an over-allotment option in favor of the Underwriters and the International Managers.

Item 7.  Exhibits.

         None.



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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and accurate.



                                  FORVALTNINGS AB RATOS


                                  By:     /s/ Gary J. Wolfe
Date:  May 30, 1996                 Name:  Gary J. Wolfe
                                    Title: Attorney-in-Fact







































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